SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 5, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Press Release September 5, 2003

Ericsson adapts organization to secure operational excellence

Ericsson will form a new business unit, Access, by separating the responsibility for high volume radio products from business unit Systems. Ericsson will also introduce a group function for sales and marketing. The overall Ericsson organization will remain.

“The new group function for sales and marketing will be established to secure profitable growth and further develop the professional sales culture,” said Carl-Henric Svanberg, President and CEO of Ericsson. “The split of Systems reflects differences in customer needs and in the processes that are needed for different parts of the infrastructure business.”

Access will handle the production of radio base products, which are more standardized and of higher volume. The responsibility for customized projects and end-to-end offerings will remain within business unit Systems. This unit will include core network, fixed line products, service layer and broadband access.

Kurt Jofs has been recruited externally to head Access and will join the Group Management Team. Bert Nordberg, today head of Systems, will take up the new position as head of group function Sales & Marketing. Björn Olsson, currently head of IS/IT, will take over as head of Systems. Per Tjernberg, today head of Sourcing, is appointed head of group function IS/IT & Sourcing.

Kurt Jofs is an industrial advisor and holds various board positions. He has considerable experience of supply chain management. 1983–1988 Jofs held different positions as production manager within Ericsson. He has been the president and CEO of various companies, including Swedish transport company Linjebuss and ABB Ventilation Products. Born in 1958, Kurt Jofs holds a Master of Science from the Royal Institute of Technology in Stockholm.

The changes will be effective as of January 1, 2004.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Pia Gideon, Vice President Market and External Communications, Ericsson

Phone: +46 8 719 2864, +46 70 5192864; e-mail: pia.gideon@ericsson.com

Åse Lindskog, Director Media Relations, Ericsson

Phone: +46 730 24 48 72; e-mail: ase.lindskog@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: September 5, 2003